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                              October 19, 2021

       Sten Gustafson
       Chief Executive Officer
       Pyrophyte Acquisition Corp.
       3262 Westheimer Road
       Suite 706
       Houston, TX 77098

                                                        Re: Pyrophyte
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed October 5,
2021
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 14,
2021
                                                            File No. 333-260041

       Dear Mr. Gustafson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed October 14, 2021

       Exhibits

   1. We note that the forum selection provision in your amended and restated memorandum and articles of
association identifies the courts of the Cayman Islands as the exclusive forum for certain
litigation, including any    derivative action.    Please disclose whether this
                                                        provision applies to
actions arising under the Securities Act or Exchange Act. In that regard, we note that
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought
to enforce any duty or liability created by the Exchange Act or the rules and regulations
thereunder, and Section 22 of the Securities Act creates concurrent
 Sten Gustafson
Pyrophyte Acquisition Corp.
October 19, 2021
Page 2
       jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or
       Exchange Act, please also ensure that the exclusive forum provision in the amended and restated memorandum and articles of association states this clearly.
        You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                             Sincerely,
FirstName LastNameSten Gustafson
                                                             Division of
Corporation Finance
Comapany NamePyrophyte Acquisition Corp.
                                                             Office of Energy &
Transportation
October 19, 2021 Page 2
cc:       Elliott M. Smith
FirstName LastName